UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Kite Pharma, Inc.

(Name of Subject Company)

Kite Pharma, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

49803L109

(CUSIP Number of Class of Securities)

Arie Belldegrun, M.D.

President and Chief Executive Officer

Kite Pharma, Inc.

2225 Colorado Avenue

Santa Monica, California 90404

(310) 824-9999

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alison S. Ressler

Eric M. Krautheimer

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Kite Pharma, Inc., a Delaware corporation (the “Company”) with the U.S. Securities and Exchange Commission on September 5, 2017, and amended on September 7, 2017, September 8, 2017 and September 15, 2017 (as amended, the “Solicitation/Recommendation Statement”), with respect to the tender offer by Dodgers Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation, to purchase all outstanding shares of the Company’s common stock, par value $0.001 per share. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Solicitation/Recommendation Statement. The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Item 1 of the Solicitation/Recommendation Statement is hereby amended and supplemented by replacing the last sentence in the paragraph under the heading “Class of Securities” on page 1 in its entirety with the following:

As of the close of business on September 15, 2017, there were 57,541,156 Shares issued and outstanding.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Solicitation/Recommendation Statement is hereby amended and supplemented by:

(a)	Replacing the first and second paragraphs and the table and associated footnotes on page 6 under the heading “Arrangements with Current Executive Officers and Directors of the Company—Outstanding Shares Held by Executive Officers and Directors” in their entirety with the following:

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 15, 2017, the executive officers and directors of the Company beneficially owned, in the aggregate, 6,348,241 Shares (which, for this purpose, excludes Shares subject to issuance pursuant to granted and outstanding Company Options, Company RSUs and Company Warrants and Shares delivered to the executive officers upon the vesting and settlement of the Company RSUs described below under the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Acceleration of Certain Performance-Based Equity Awards”).

The following table sets forth as described above (i) the number of Shares beneficially owned as of September 15, 2017 by each of the Company’s executive officers and directors and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (1)	Implied Cash Consideration for Shares
Arie Belldegrun	3,217,826	$579,208,680
David Bonderman	2,410,034	$433,806,120
Farah Champsi	63,664	$11,459,520
Roy Doumani	175,082	$31,514,760
Joshua A. Kazam	1,950	$351,000
Ran Nussbaum	11,782	$2,120,760
Steven B. Ruchefsky	203,176	$36,571,680
Jonathan Peacock	67,964	$12,233,520
Franz B. Humer	4,021	$723,780
Ian Clark	782	$140,760

Name of Executive Officer or Director	Number of Shares (1)	Implied Cash Consideration for Shares
Owen N. Witte	69,541	$12,517,380
Paul L. Jenkinson	4,310	$775,800
Cynthia M. Butitta	79,120	$14,241,600
David Chang	11,675	$2,101,500
Timothy L. Moore	155	$27,900
Shawn Tomasello	15,838	$2,850,840
All of our current executive officers and directors as a group (18 persons) (2)	6,348,241	$1,142,683,380

(1)	In calculating the number of Shares beneficially owned for this purpose, Shares underlying Company Options (whether or not currently exercisable), Company RSUs and Company Warrants held by the individual are excluded. Additionally, this column does not include the Shares delivered to the executive officers upon the vesting and settlement of the Company RSUs described below under the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Acceleration of Certain Performance-Based Equity Awards”.

(2)	In addition to the 16 persons included in the table above, this line includes holdings of Helen Kim and Jeffrey Wiezorek, the Company’s two executive officers who are not named executive officers.

(b)	Replacing the fifth paragraph and the table and accompanying footnote on page 7 under the heading “Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity Awards in the Transactions” in their entirety with the following:

The following table sets forth, for each of our executive officers, (i) the number of Vested In the Money Options held as of September 25, 2017 and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of the Offer Price over the respective exercise price of each Vested In the Money Option by the number of Shares subject to such Vested In the Money Option.

Name of Executive Officer	Vested In the Money Options
	Number of Shares subject to Vested in the Money Options	Weighted Avg. Exercise Price	Cash Consideration for Vested in the Money Options
Arie Belldegrun	139,757	$55.71	$17,370,398
Paul L. Jenkinson	41,666	$45.04	$5,623,243
Cynthia M. Butitta	246,069	$27.03	$37,641,175
David Chang	197,232	$27.03	$30,170,579
Timothy L. Moore	124,125	$44.91	$16,768,046
Shawn Tomasello	93,000	$63.87	$10,800,090
Other executive officers (as a group) (1)	72,141	$38.32	$10,220,937

(1)	Includes holdings of Helen Kim and Jeffrey Wiezorek, our two executive officers who are not named executive officers.

(c)	Replacing the first, second and third paragraphs, and the tables and accompanying footnotes, on page 8 under the heading “Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity Awards in the Transactions” in their entirety with the following:

The following table sets forth, for each of our executive officers, (i) the number of unvested Company Options held as of September 25, 2017 and (ii) the value that would vest (on a pre-tax basis) in respect thereof upon a Qualifying Termination (as defined below) that occurs concurrently with the Offer Acceptance Time. Such amounts are calculated by multiplying the excess of the Offer Price over the respective exercise price of each unvested Company Option by the number of Shares subject to such unvested Company Option. Depending upon when the Transactions occur, certain Company Options that are unvested as of the date hereof and included in the table below may vest pursuant to their terms, independent of the Transactions.

Name of Executive Officer	Unvested Company Options
	Number of Shares subject to unvested Company Options	Weighted Avg. Exercise Price	Value of unvested Company Options
Arie Belldegrun	259,843	$51.95	$33,272,896
Paul L. Jenkinson	107,534	$45.28	$14,486,980
Cynthia M. Butitta	215,536	$38.48	$30,502,655
David Chang	207,468	$39.31	$29,188,673
Timothy L. Moore	127,575	$45.19	$17,198,386
Shawn Tomasello	105,500	$57.38	$12,936,410
Other executive officers (as a group) (1)	232,110	$46.42	$31,005,254

(1)	Includes holdings of Helen Kim and Jeffrey Wiezorek, our two executive officers who are not named executive officers.

The following table sets forth, for each of our executive officers, (i) the number of unvested Company RSUs held as of September 25, 2017 and (ii) the value that would vest (on a pre-tax basis) in respect thereof upon a Qualifying Termination that occurs concurrently with the Offer Acceptance Time. Such amounts are calculated by multiplying the number of Shares subject to such unvested Company RSU by the Offer Price. Depending upon when the Transactions occur, certain Company RSUs that are unvested as of the date hereof and included in the table below may vest pursuant to their terms, independent of the Transactions.

Name of Executive Officer	Unvested Company RSUs
	Number of Shares subject to Company RSU	Value of unvested Company RSUs
Arie Belldegrun	114,950	$20,691,000
Paul L. Jenkinson	6,600	$1,188,000
Cynthia M. Butitta	38,675	$6,961,500
David Chang	38,675	$6,961,500
Timothy L. Moore	41,734	$7,512,120
Shawn Tomasello	39,933	$7,187,940
Other executive officers (as a group) (1)	28,650	$5,157,000

(1)	Includes holdings of Helen Kim and Jeffrey Wiezorek, our two executive officers who are not named executive officers.

The following table sets forth for the 10 non-employee directors (as a group), the number of unvested Company Options and unvested Director RSUs held by such group of directors and the “single-trigger” cash amounts payable (on a pre-tax basis) in respect thereof. The amounts reflected in the table below are based on the number of equity awards held by the non-employee directors as of September 25, 2017 and, depending upon when the Transactions occur, certain awards that are unvested as of the date hereof and included in the table may vest pursuant to their terms, independent of the Transactions.

Unvested Company Options		Unvested Director RSUs
Number of Shares subject to unvested Company Options	Cash consideration for unvested Company Options	Number of Shares subject to unvested Director RSUs	Cash consideration for unvested Director RSUs
127,121	$13,427,791	25,495	$4,589,100

(d)	Adding the following new section on page 10 immediately preceding the heading “Arrangements with Current Executive Officers and Directors of the Company—Treatment of 2017 Annual Bonuses”:

Acceleration of Certain Performance-Based Equity Awards

Effective as of September 25, 2017, the Compensation Committee of the Company Board accelerated the vesting of the following performance-based Company RSUs granted to the executive officers in April 2017: Mr. Jenkinson, 2,500 Company RSUs; Ms. Butitta, 8,000 Company RSUs; Dr. Chang, 15,000 Company RSUs; Mr. Moore, 8,000 Company RSUs; Ms. Tomasello, 4,500 Company RSUs and Ms. Kim and Dr. Wiezorek, an aggregate of 16,000 Company RSUs. The Compensation Committee also, effective as of the same date, accelerated the vesting of certain other performance-based Company equity awards, resulting in the acceleration of 5,000 Company RSUs granted to Ms. Tomasello in November 2015 and 75,000 Company Options granted to Mr. Moore in March 2016. In addition, the Compensation Committee recommended to the Company Board that the vesting of 50,000 of the performance-based Company RSUs granted to Dr. Belldegrun in April 2017 be accelerated and on September 25, 2017, such acceleration was approved by the Board.

In the event such acceleration had not occurred, the aforementioned Company RSUs and Company Options (other than the Company RSUs granted to Ms. Tomasello in November 2015, which would have vested pursuant to their terms upon the Offer Acceptance Time) would have remained outstanding and immediately prior to the Offer Acceptance Time been converted into restricted stock units denominated in shares of Gilead Common Stock and Adjusted Options, respectively, in each case on the same terms and conditions as were applicable immediately prior to the Offer Acceptance Time (including applicable performance vesting conditions) as described above under “— Treatment of Equity Awards in the Transaction.”

(e)	Replacing the last sentence in the third paragraph on page 11 under the heading “Arrangements with Current Executive Officers and Directors of the Company—Certain Tax Reimbursement Arrangements” with the following:

Based on the same assumptions set forth in footnote 4 to the “Golden Parachute Compensation Table,” the estimated aggregate Excise Tax Reimbursement Payment for Ms. Kim and Dr. Wiezorek would be $2,212,510.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Solicitation/Recommendation Statement is hereby amended and supplemented by:

(a)	Replacing the fourth, fifth, sixth and seventh full paragraphs on page 20 under the heading “Background and Reasons for the Recommendation—Background of the Offer and the Merger” with the following:

Over the next several days the Company, Gilead, Sullivan & Cromwell and Skadden Arps discussed the terms of the Transactions, focusing on the elimination of the tender and support agreement, the size of the termination fee, the circumstances under which the Company could negotiate alternative proposals and accept superior offers, the representations and warranties and the interim operating restrictions. During this time discussions were initiated relating to employee retention matters and the parties discussed the provisions of the draft Merger Agreement relating to employees and employee benefits.

On August 24, 2017, Dr. Milligan and Dr. Belldegrun spoke and discussed a number of matters, including, in a conversation that also included Mr. Dickinson and Katie L. Watson, Gilead’s Executive Vice President, Human Resources, regarding strategies with respect to retention of employees of the Company after the closing of the Transactions, including the treatment of unvested equity awards upon the closing of the Transactions. Later that day, Mr. Dickinson sent Dr. Belldegrun a written proposal regarding certain employee retention matters, including post-Closing terms of employment for the Continuing Employees, post-Closing “welcome” grants of Gilead equity-based awards, payment of 2017 annual bonuses to Continuing Employees, a retention pool to be jointly allocated by the parties as well as individual retention arrangements for certain executive officers of the Company, and, as had been specified in Gilead’s initial draft of the Merger Agreement, the roll-over of unvested Company equity awards into Gilead equity awards on the same vesting terms as the existing Company equity awards.

On August 26, 2017, the Transaction Committee held a meeting with members of senior management that was also attended by representatives of Sullivan & Cromwell and Centerview to discuss the outstanding terms of the Merger Agreement. The Transaction Committee reviewed the terms of the Merger Agreement and focused in particular on provisions related to the termination fee, requesting that the Company attempt to make a few changes to the provisions. The Transaction Committee also discussed the employee retention and employee compensation matters that were being negotiated, including treatment of unvested equity awards and retention programs.

After this meeting, the parties discussed the requests of the Transaction Committee and shortly thereafter agreed upon substantially all of the terms of the Merger Agreement, including with respect to certain retention arrangements and tax reimbursements for certain executive officers and a director of the Company (subject to finalization of the letter agreements relating to such tax reimbursement). During the course of the day and evening on August 26, 2017, Mr. Dickinson and Ms. Kim negotiated final points on the Merger Agreement. Representatives from Skadden Arps and Sullivan & Cromwell also continued to trade drafts and conduct negotiations on the Merger Agreement, the negotiations of which were completed overnight on August 26, 2017.

(b)	Replacing the first sentence in the paragraph under the heading “Intent to Tender” on page 27 in its entirety with the following:

As of September 15, 2017, the directors and executive officers of the Company beneficially owned 6,348,241 (not including any Shares deliverable upon exercise or conversion of any Company Options, Company RSUs or Company Warrants and Shares delivered to the executive officers upon the vesting and settlement of the Company RSUs described below under the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Acceleration of Certain Performance-Based Equity Awards”), representing approximately 11.0% of the outstanding Shares.

(c)	Replacing Footnote 1 below the first table under the heading “Management Forecasts—The Standalone Forecasts” on page 29 with the following:

(1)	EBIT is defined as estimated earnings before interest and taxes. In the case of these forecasts, EBIT is equivalent to GAAP operating income.

(d)	Replacing the second table and the associated footnotes under the heading “Management Forecasts—The Standalone Forecasts” on page 29 with the following table and associated footnotes:

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E	FY 2032E
Total EBIT (1)	(472)	(264)	(213)	402	897	1,415	2,322	2,878	3,153	3,379	3,598	3,823	4,045	4,257	4,469	4,698
Plus Neo-antigen / Allogeneic Platform-related expense (2)	35	25	33	59	67	97	93	78	105	106	80	80	81	82	82	83
Total EBIT (excluding Neo-antigen / Allogeneic Platform)	(436)	(239)	(180)	460	964	1,512	2,415	2,957	3,258	3,485	3,677	3,904	4,126	4,338	4,551	4,781

($ in millions)	FY 2017E		FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E	FY 2032E
Less: Tax Expense (3)	—		—	—	(178)	(356)	(551)	(878)	(1,061)	(1,163)	(1,245)	(1,318)	(1,403)	(1,489)	(1,574)	(1,660)	(1,755)
Plus: Interest in Fosun Kite Biotechnology Co., Ltd. (4)	—		—	—	—	—	—	—	4	12	13	15	17	20	21	25	29
Plus: Depreciation and Amortization, Capital Expenditures and Changes in Net Working Capital(5)	47		(79)	(51)	(131)	(95)	(106)	(149)	(93)	(58)	(43)	(36)	(27)	(29)	(23)	(32)	(33)
Unlevered Free Cash Flow (7)	(390 (120	)/ ) (6)	(318)	(231)	152	513	854	1,388	1,807	2,048	2,210	2,338	2,491	2,629	2,762	2,884	3,023

(1)	Represents the Total EBIT line from the Standalone Forecasts.
(2)	Represents research and development and milestones expenses related to neo-antigen and allogeneic platform.
(3)	Assumed U.S. tax rate of 40% and an assumed foreign tax rate of 20%. Excludes tax savings from federal net operating losses of $168 million as of December 31, 2016 and future losses.
(4)	Represents the Company’s 40% profit interest in Fosun Kite Biotechnology Co., Ltd. assuming a foreign tax rate of 20%.
(5)	Includes adjustments for certain upfront payments recognized as deferred revenue over certain periods.
(6)	($120) represents 4Q:2017 only.
(7)	Unlevered free cash flow is a non-GAAP financial measure. Please refer to “— Information About Non-GAAP Financial Measures” below.

(e)	Replacing the bulleted list of companies under the sub-heading “Opinion of the Company’s Financial Advisor—Summary of Centerview Financial Analysis—Selected Public Company Analysis” on page 33 with the following table and associated footnote:

Enterprise Value/ Revenue Multiple*
2019E
Alnylam Pharmaceuticals, Inc.	NM
BioMarin Pharmaceutical Inc.	8.3x
Exelixis, Inc.	9.6x
Incyte Corporation	12.3x
Ionis Pharmaceuticals, Inc.	10.2x
Seattle Genetics, Inc.	8.4x
TESARO, Inc.	9.3x

*	Selected companies with Enterprise Value / 2019 Revenue multiples of greater than 25x were designated as not meaningful (NM) outliers.

(f)	Replacing the table under the sub-heading “Opinion of the Company’s Financial Advisor—Summary of Centerview Financial Analysis—Selected Precedent Transactions Analysis” on page 34 with the following table and associated footnote:

Date Announced	Target	Acquiror	Transaction Value / 2 Year Forward Revenue*
01/09/17	ARIAD Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited	14.7x
08/22/16	Medivation, Inc.	Pfizer Inc.	10.7x
05/16/16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.	17.4x
11/02/15	Dyax Corp.	Shire plc	NM
07/14/15	Receptos, Inc.	Celgene Corporation	NM
05/06/15	Synageva BioPharma Corp.	Alexion Pharmaceuticals, Inc.	NM
03/04/15	Pharmacyclics, Inc.	AbbVie Inc.	11.2x

01/11/15	NPS Pharmaceuticals, Inc.	Shire plc	8.6x
12/08/14	Cubist Pharmaceuticals, Inc.	Merck & Co., Inc.	6.1x
08/24/14	InterMune, Inc.	Roche Holdings, Inc.	15.4x
08/25/13	Onyx Pharmaceuticals, Inc.	Amgen Inc.	8.7x

*	Transactions with Transaction Value / 2 Year Forward Revenue multiples of greater than 25x were designated as not meaningful (NM) outliers.

(g)	Replacing the second full paragraph under the heading “Opinion of the Company’s Financial Advisor—Summary of Centerview Financial Analysis—Discounted Cash Flow Analysis” on page 35 in its entirety with the following:

Based on information from management of the Company, Centerview derived the forecasted unlevered free cash flows of the Company based on the Standalone Forecasts during the period beginning on October 1, 2017 and ending on December 31, 2032 and assumed that unlevered free cash flows would decline in perpetuity after December 31, 2032 at a rate of free cash flow decline of 50.0% year-over-year. The unlevered free cash flows were then discounted to present values using a range of discount rates from 10.0% to 12.0% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of the Company’s weighted average cost of capital, including observation of data for selected public companies listed under the caption “Selected Public Company Analysis” above. In performing its discounted cash flow analysis, Centerview adjusted for (i) estimated capital expenditures, depreciation and amortization, and changes in net working capital, (ii) net present value of standalone tax savings from federal net operating losses of $168 million as of December 31, 2016 and future losses, (iii) removing the R&D and milestone expenses associated with early-stage platform programs, and adding the platform value based on select publicly-traded early-stage biopharmaceutical companies, related to the Company’s neoantigen platform and allogeneic platform, (iv) an assumed U.S. tax rate of 40% and an assumed foreign tax rate of 20%, (v) the Company’s 40% profit interest in joint venture company, Fosun Kite Biotechnology Co., Ltd., with Shanghai Fosun Pharmaceutical Industrial Development Co., Ltd. and (vi) estimated net cash of $690 million as of September 30, 2017.

(h)	Supplementing the disclosure under the heading “Opinion of the Company’s Financial Advisor—Other Factors” beginning on page 35 by inserting the following language and table directly after the first partial paragraph on page 36:

The observed premiums paid for the analysis described above were as follows:

			Premium/Discount
Date Announced	Target	Acquiror	1-Day	52-Week High
01/09/17	ARIAD Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited	75%	69%
08/22/16	Medivation, Inc.	Pfizer Inc.	118%	23%
05/16/16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.	55%	(35%)
11/02/15	Dyax Corp.	Shire plc	35%	22%
07/14/15	Receptos, Inc.	Celgene Corporation	45%	34%
05/06/15	Synageva BioPharma Corp.	Alexion Pharmaceuticals, Inc.	136%	87%
03/04/15	Pharmacyclics, Inc.	AbbVie Inc.	39%	39%
01/11/15	NPS Pharmaceuticals, Inc.	Shire plc	51%	18%
12/08/14	Cubist Pharmaceuticals, Inc.	Merck & Co., Inc.	37%	26%
08/24/14	InterMune, Inc.	Roche Holdings, Inc.	63%	57%
08/25/13	Onyx Pharmaceuticals, Inc.	Amgen Inc.	44%	25%

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following row and accompanying footnote 3 to the end of the table set forth in Annex A:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Steven B. Ruchefsky	September 14, 2017	Charitable donation	2,250	(3)

(3)	On September 14, 2017, Mr. Ruchefsky gifted 2,250 Shares to a charitable organization.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented by:

(a)	Replacing the paragraph under the heading “Certain Litigation”, as such paragraph was added by Amendment No. 2 to the Solicitation/Recommendation Statement filed with the U.S. Securities and Exchange Commission on September 8, 2017, in its entirety with the following:

On September 7, 2017, an alleged stockholder of the Company filed a putative class action lawsuit against the Company, its directors, Gilead and Purchaser in the United States District Court for the Central District of California, captioned Robert Berg v. Kite Pharma, Inc. et al., Case No. 2:17-cv-06583 (the “Berg Matter”), and another alleged stockholder of the Company filed a putative class action lawsuit against the Company and its directors in the United States District Court for the District of Delaware, captioned Simon Gordon v. Kite Pharma, Inc. et al., Case No. 1:17-cv-01281-RGA. On September 11, 2017, another alleged stockholder of the Company filed a putative class action lawsuit against the Company, its directors, Gilead and Purchaser in the United States District Court for the Central District of California, captioned Mary Axelrod v. Kite Pharma, Inc. et al., Case No. 2:17-cv-06684. In addition, on September 14, 2017, an alleged stockholder of the Company filed a putative class action lawsuit against the Company and its directors in the United States District Court for the Central District of California, captioned Richard Morrissey v. Kite Pharma, Inc. et al., Case No. 2:17-cv-06771. The complaints allege that the Company, and its directors acting in their capacity as controlling persons, violated federal securities laws by failing to disclose material information in this Schedule 14D-9. In addition, the Berg Matter alleges that Gilead acted as a controlling person of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) damages; and (iv) an award of plaintiffs’ expenses and attorneys’ fees. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

(b)	Replacing the first full paragraph and the table entitled “Golden Parachute Compensation” following such paragraph on page 43 under the heading “Golden Parachute Compensation—Information Regarding Golden Parachute Compensation” in their entirety with the following:

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of the Company’s named executive officers would receive, assuming that (1) the Offer Acceptance Time will occur on October 6, 2017 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (2) each of the Company’s named executive officers will experience a Qualifying Termination at such time, (3) the named executive officer’s base salary rate and annual target bonus remain unchanged from those in place as of August 31, 2017, (4) unvested Company Options and Company RSUs outstanding as of September 25, 2017 vest based on the Offer Price of $180 (and do not otherwise vest prior to October 6, 2017), (5) no named executive officer receives any additional equity grants on or prior to the Offer Acceptance Time and (6) no executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Offer Acceptance Time, additional compensation or benefits.

Golden Parachute Compensation

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Tax Reimbursement ($) (4)	Total ($) (5)
Arie Belldegrun	$3,201,250	$53,963,896	$48,086	$7,201,800	$64,415,032
Paul L. Jenkinson	$1,178,750	$15,674,980	$29,092	—	$16,882,822
Cynthia M. Butitta	$1,466,250	$37,464,155	$27,001	—	$38,957,406
David Chang	$1,466,250	$36,150,173	$29,092	—	$37,645,515
Timothy L. Moore	$1,336,875	$24,710,506	$27,859	$3,086,063	$29,161,303
Shawn Tomasello	$1,279,375	$20,124,350	—	$2,063,940	$23,467,665

(c)	Replacing the table below footnote 2 on page 44 under the heading “Golden Parachute Compensation—Information Regarding Golden Parachute Compensation” in its entirety with the following:

Name	Company Options	Company RSUs
Arie Belldegrun	$33,272,896	$20,691,000
Paul L. Jenkinson	$14,486,980	$1,188,000
Cynthia M. Butitta	$30,502,655	$6,961,500
David Chang	$29,188,673	$6,961,500
Timothy L. Moore	$17,198,386	$7,512,120
Shawn Tomasello	$12,936,410	$7,187,940

(d)	Replacing footnote 4 on page 44, below the table entitled “Golden Parachute Compensation” under the heading “Golden Parachute Compensation—Information Regarding Golden Parachute Compensation”, in its entirety with the following:

(4)	The amounts listed in this column represent the estimated Excise Tax Reimbursement Payment each named executive officer could be entitled to receive on a “double-trigger” basis upon a Qualifying Termination. In addition to the assumptions described immediately prior to the table above, the amounts in this column are calculated assuming that the Company Options and Company RSUs vested by the Company Board as described above in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Acceleration of Certain Performance-Based Equity Awards” are not “parachute payments” for purposes of Section 280G of the Code, and further, are based on a 20% excise tax rate and each named executive officer’s estimated effective tax rate, including a federal marginal income tax rate of 39.6% and applicable state, local and payroll taxes. The actual amount of the Excise Tax Reimbursement Payment for each named executive officer, if any, will not be determinable until after the consummation of the Transactions. For additional disclosure related to the Excise Tax Reimbursement Payments disclosed in this column, see the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Certain Tax Reimbursement Arrangements.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KITE PHARMA, INC.

Dated: September 25, 2017	By:	/s/ Arie Belldegrun
Name: Arie Belldegrun, M.D.
Title: President and Chief Executive Officer